82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 JUL -3 AM 7:21

Santos


03024294

SUPPL

Date: Thu 03 Jul 2003 02:19:37 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly Drilling Summary w/e 3 July 2003

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

dlw 7/3

Santos

Week Ending 3rd July 2003

Wildcat Exploration Wells

NO EXPLORATION DRILLING WAS UNDERTAKEN DURING THE REPORTING PERIOD.

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 3rd July, 2003 Santos Limited also participated in 1 delineation and 5 development wells.
A complete list of Santos' drilling activity is available from www.santos.com